BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053



05009310

June 23, 2005

SUPPL



THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

Further to our letter dated June 1st, 2005 with respect to the Press Release with respect to the financial results of Bombardier Inc. for the first quarter ended April 30, 2005, we do not have in our file your confirmation that you have received the said information. May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,



Roger Carle
Corporate Secretary

PROCESSED
JUN 29 2005
THOMSON
FINANCIAL

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

BOMBARDIER

CORPORATE OFFICE
Bombardier Inc.
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
www.bombardier.com
TEL 514-861-9481
FAX 514-861-7053

June 1st, 2005

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
100 F Street, NE
Washington, DC
20549



Re: Rule 12g3-2(b) Submission for Bombardier Inc.
File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of a Press Release issued today with respect to the financial results of Bombardier Inc. for the first quarter ended April 30, 2005 which Bombardier Inc. is furnishing to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by returning one of the copies of this letter duly stamped by you in the self-addressed envelope attached herewith.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

F:\DATA\legal\COMMISSIONS\USA-SEC\Sec Exch comm - comm premier rap trl.doc 06/01/2005 09:10 AM

BOMBARDIER

PRESS RELEASE



BOMBARDIER ANNOUNCES INCREASED REVENUES AND NET INCOME FOR THE FIRST QUARTER ENDED APRIL 30, 2005

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Increase in consolidated revenues of 8.7% to $3.8 billion**
- **EBT before special items of $48 million compared to a negative EBT before special items of $136 million last year, an improvement of $184 million**
- **Earnings per share of $0.03 compared to a loss per share of $0.10 last year**
- **Major increase of 71% in business aircraft deliveries**
- **43 regional aircraft net orders**
- **New order intake of $1.6 billion at Bombardier Transportation, an increase of $700 million over the same period last year**
- **Solid cash position of $2.1 billion**
- **Closing of Inventory Finance Division sale**

Montréal, June 1, 2005 – Bombardier today released financial results in line with market expectations with earnings per share of $0.03 for the first quarter of fiscal year 2006. The Corporation's two core businesses showed increased revenues and improved earnings.

Consolidated revenues amounted to $3.8 billion with earnings before taxes (EBT) before special items of $48 million, an increase of $304 million and $184 million respectively over the same period last year. At $2.1 billion, Bombardier's cash position continues to be strong.

"Our unrelenting efforts to increase Bombardier's profitability are starting to show results, despite significant challenges in some of our markets," said Laurent Beaudoin, Chairman and Chief Executive Officer, Bombardier Inc. "In order to achieve our goal of a return to steady, consistent profitability, we will maintain our focus on costs and on customer needs by continually providing them with better products, better service and better support."

Bombardier Aerospace

Earnings before interest and income taxes (EBIT) reached $52 million for the first quarter, an increase of $25 million over the same period last year.

Aircraft deliveries increased during the first quarter at Bombardier Aerospace, driving revenue growth through a favourable mix of aircraft, again demonstrating the continued benefits of diversification.

Net business jet orders increased by 30% and deliveries grew significantly by 71%, illustrating the continued strength of the business jet market and the success of Bombardier's new business aircraft models, the *Bombardier Global 5000*, the *Challenger 300* and the *Learjet 40.*

Leader in the regional aircraft market, Bombardier received follow-on orders from SkyWest Airlines for 20 *CRJ700* aircraft, Northwest Airlines for 15 *CRJ200* aircraft, and GoJet Airlines for 10 *CRJ700* aircraft, proving that its *CRJ* aircraft are the solution airlines opt for in the current trend toward larger regional aircraft. The superior economics and performance of the *CRJ* family of aircraft provide Bombardier and its customers with a unique competitive advantage.

Bombardier Transportation

EBIT before special items reached $44 million for the first quarter, an increase of $159 million over the same period last year. Order intake increased by $700 million to $1.6 billion, especially in the locomotives, metros and light rail sectors.

Bombardier Transportation delivered on milestones of its restructuring initiative on schedule and on budget. Workforce reductions reached 5,000 net positions. Manufacturing activities at the Pratteln, Switzerland, facility ceased in April 2005. In addition, improvement in project management and cost-cutting initiatives remain an important focus of turnaround efforts.

Closing of the sale of Bombardier Capital's Inventory Finance Division

Bombardier Inc. also announced the closing of the sale of Bombardier Capital's Inventory Finance Division to GE Commercial Finance for cash proceeds of approximately $1.3 billion, approximately $700 million after repayment by Bombardier Capital of its private bank-sponsored securitized floorplan conduits not transferred to GE Commercial Finance, subject to final adjustments. The difference with the previously announced cash proceeds of $825 million (after repayment of the private bank-sponsored securitized floorplan conduits), reflects the collection of finance receivables of approximately $125 million since the date of the agreement to sell. The price includes a pre-tax premium of $225 million over the carrying value of the net assets being sold.

Financial highlights
(millions of dollars, except per share amounts and number of shares outstanding)
(unaudited)

	Three months ended April 30	
	2005	2004
Segmented revenues		
Aerospace	**$ 1,934**	$ 1,759
Transportation	**1,825**	1,689
Bombardier Capital (BC)	**57**	62
Intersegment revenues	**(15)**	(13)
External revenues	**$ 3,801**	$ 3,497
Income (loss) from continuing operations before special items, net interest and income taxes		
Aerospace	**$ 52**	$ 27
Transportation	**44**	(115)
BC	**(2)**	(3)
Intersegment interest	**-**	(5)
	94	(96)
Interest expense, net	**46**	40
Income (loss) from continuing operations before special items and income taxes	**48**	(136)
Special items	**(8)**	86
Income (loss) from continuing operations before income taxes	**56**	(222)
Income tax expense (recovery)	**8**	(40)
Income (loss) from continuing operations	**48**	(182)
Income from discontinued operations – net of tax	**7**	8
Net income (loss)	**$ 55**	$ (174)
Earnings (loss) per share (in dollars):		
Basic and diluted		
From continuing operations	**$ 0.02**	$ (0.11)
Net income (loss)	**$ 0.03**	$ (0.10)
Weighted average number of common shares outstanding during the periods (in thousands)	**1,750,467**	1,749,783

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2005

ANALYSIS OF RESULTS

In April 2005, the Corporation entered into an agreement for the sale of BC's inventory finance operations to GE Commercial Finance. On May 31, 2005, the Corporation completed this sale. In addition, the Corporation has initiated a process to sell BC's on-balance sheet manufactured housing operations. Accordingly, the results of operations of the inventory finance and on-balance sheet manufactured housing operations are reported as discontinued operations. Therefore, the following analysis excludes these operations.

Consolidated results

Consolidated revenues totalled $3.8 billion for the first quarter ended April 30, 2005, compared to $3.5 billion for the same period last year. This $304-million increase mainly reflects higher revenues in the aerospace segment resulting from increased deliveries of business aircraft and higher revenues in the transportation segment resulting mainly from the strengthening of the euro and the sterling pound compared to the U.S. dollar.

EBT from continuing operations before special items for the three-month period ended April 30, 2005, amounted to $48 million, compared to negative $136 million for the same period last year. This increase results mainly from higher EBT in the transportation segment due to the negative impact of contract adjustments on last year's results.

Special items amounted to a net gain of $8 million for the three-month period ended April 30, 2005, compared to a charge of $86 million for the same period last year. The special items are related to the restructuring activities in the transportation segment.

As a result, EBT from continuing operations amounted to $56 million for the first quarter of fiscal year 2006, compared to a negative EBT of $222 million for the same period the previous year.

Income from continuing operations totalled $48 million, or $0.02 per share, for the first quarter ended April 30, 2005, compared to a loss of $182 million, or $0.11 per share, for the same period last year. Net income was $55 million, or $0.03 per share, for the first quarter of fiscal year 2006, compared to a loss of $174 million, or $0.10 per share, for the same period the previous year.

As at April 30, 2005, Bombardier's order backlog was $31.6 billion, compared to $31.5 billion as at Jan. 31, 2005.

Bombardier Aerospace

- **Revenues of $1.9 billion, an increase of 9.9%**
- **EBITDA of $151 million, an increase of $29 million**
- **EBIT of $52 million, an increase of $25 million**
- **Order backlog of $10.4 billion**
- **81 aircraft deliveries, compared to 71 last year**

Bombardier Aerospace's segmented revenues amounted to $1.9 billion for the three-month period ended April 30, 2005, compared to $1.8 billion for the same period the previous year. This increase is mainly due to increased deliveries and a favourable mix of business aircraft, increased deliveries of *Q400, CRJ700, CRJ900* aircraft as well as of wide-body aircraft interiors, partially offset by lower deliveries of *CRJ200* aircraft.

Earnings before net interest, income taxes and depreciation and amortization (EBITDA) amounted to $151 million for the three-month period ended April 30, 2005, compared to $122 million for the same period last year. The increase is mainly due to higher deliveries of aircraft and a favourable mix of business aircraft deliveries, partially offset by higher sales incentive costs and research and development costs related to the *CSeries* aircraft.

EBIT amounted to $52 million, or 2.7% of segmented revenues, for the first quarter ended April 30, 2005, compared to $27 million, or 1.5%, for the same period the previous year.

For the quarter ended April 30, 2005, aircraft deliveries totalled 81, compared to 71 for the same period the previous year. The 81 deliveries consisted of 41 business aircraft and 40 regional aircraft. The 71% increase in business aircraft deliveries mainly results from the ramp-up in production of new models as well as from the continued strength of the business aircraft market. The 15% decrease in regional aircraft deliveries is mainly due to lower deliveries of *CRJ200* aircraft partially offset by higher deliveries of *Q400*, *CRJ700* and *CRJ900* aircraft.

For business aircraft, Bombardier received 39 net orders during the three-month period ended April 30, 2005, compared to 30 net orders during the same period last fiscal year. The increase reflects the success of new models (*Bombardier Global 5000, Challenger 300* and *Learjet 40* aircraft) and the continued strength in the business aircraft market.

For the quarter ended April 30, 2005, Bombardier received 43 net orders for regional aircraft, compared to 44 for the same period last year. Orders for this quarter included an order for 20 *CRJ700* aircraft from SkyWest Airlines, valued at approximately $637 million; 15 *CRJ200* aircraft from Northwest Airlines, valued at approximately $386 million; and for 10 *CRJ700* aircraft from GoJet Airlines, valued at approximately $317 million.

As at April 30, 2005, the aerospace firm order backlog totalled $10.4 billion, compared to $10.2 billion as at Jan. 31, 2005. The increase in the value of the order backlog reflects slightly higher net orders compared to deliveries.

On May 12, 2005, letters of intent relating to the funding of research and development costs of the *CSeries* family of aircraft were signed with the governments of Canada, Québec and the U.K. The Greater Montréal area in Québec has been selected as the preferred location for the final assembly of the *CSeries* family of aircraft. Bombardier's Belfast plant in Northern Ireland has been chosen as the preferred site for the development of the wings, engine nacelles and composite empennage structures of the aircraft.

The governments of Canada, Québec and the U.K. will invest $350 million Cdn ($263 million), $118 million Cdn ($88 million) and £180 million ($340 million) respectively, for a total of approximately $700 million, to fund the research and development of the *CSeries* family of aircraft. These investments will be repayable on a royalty basis, based on aircraft deliveries.

Bombardier Transportation

- **Revenues of $1.8 billion, an increase of 8%**
- **EBITDA before special items of $72 million ($80 million after special items), an increase of $153 million**
- **EBIT before special items of $44 million ($52 million after special items), an increase of $159 million**
- **New order intake totalling $1.6 billion**
- **Order backlog of $21.2 billion**
- **Successful ongoing execution of the restructuring initiative**

Bombardier Transportation's segmented revenues amounted to $1.8 billion for the three-month period ended April 30, 2005, compared to $1.7 billion for the same period last year. This increase is mainly due to the positive effect of exchange rate fluctuations and the negative impact on last year's revenues of contract adjustments.

EBITDA before special items amounted to $72 million for the three-month period ended April 30, 2005, compared to negative $81 million for the same period last year. The increase is primarily due to the negative impact of contract adjustments on last year's results.

EBIT before special items totalled $44 million, or 2.4% of segmented revenues for the first quarter ended April 30, 2005, compared to negative $115 million, or negative 6.8%, for the same quarter the previous fiscal year.

Special items amounted to a net gain of $8 million for the three-month period ended April 30, 2005, compared to a charge of $86 million for the same period last year. Restructuring costs of $19 million for the three-month period ended April 30, 2005, were more than offset by gains on the sale of land and buildings of three U.K. sites, amounting to $27 million.

As a result, EBIT amounted to $52 million, or 2.8% of segmented revenues, for the first quarter ended April 30, 2005, compared to negative $201 million, or negative 11.9%, for the same quarter the previous fiscal year.

Order intake during the three-month period ended April 30, 2005, totaled $1.6 billion, an increase of $700 million compared to the same period last year. Major orders were for 100 locomotives type E464 from Trenitalia of Italy, valued at approximately $323 million; 36 *TRAXX* locomotives type F140 MS/DC for Angel Trains Cargo of U.K., valued at approximately $202 million; and 120 *MOVIA* metro vehicles from Metrorex of Romania, valued at $144 million.

Bombardier Transportation's backlog totalled $21.2 billion as at April 30, 2005, compared to $21.3 billion as at Jan. 31, 2005. This decrease in the value of the order backlog reflects slightly lower order intake compared to revenues recorded, partially offset by a net positive currency adjustment amounting to approximately $100 million. The net positive currency adjustment results from the strengthening of the sterling pound compared to the U.S. dollar, partially offset by the weakening of the euro compared to the U.S. dollar.

Bombardier Capital

- **Revenues from continuing operations of $57 million**
- **Negative EBT of $2 million from continuing operations**
- **12.7% reduction of wind-down portfolios during the first quarter**

In April 2005, the Corporation entered into an agreement for the sale of BC's inventory finance operations to GE Commercial Finance. On May 31, 2005, the Corporation completed this sale. Bombardier has also initiated a process to sell its on-balance sheet manufactured housing operations. Therefore, the inventory finance and manufactured housing operations are reported as discontinued operations. Accordingly, the following analysis excludes these operations.

For the first quarter of fiscal year 2006, BC's segmented revenues from continuing operations amounted to $57 million, compared to $62 million for the same quarter the previous year.

BC's EBT from continuing operations amounted to negative $2 million for the quarter ended April 30, 2005, compared to negative $3 million for the same period the previous year.

BC's finance receivables and assets under operating leases from continuing operations before allowance for credit losses were $1.5 billion as at April 30, 2005, compared to $1.6 billion as at Jan. 31, 2005.

The wind-down portfolios were reduced by $44 million, or 12.7%, in the quarter ended April 30, 2005. The reduction in these portfolios is consistent with the continued reduction in the business aircraft and consumer finance portfolios.

About Bombardier
A world-leading manufacturer of innovative transportation solutions, from regional aircraft and business jets to rail transportation equipment, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2005, were $15.8 billion US and its shares are traded on the Toronto Stock Exchange (BBD). News and information are available at www.bombardier.com.

For information
John Paul Macdonald
Senior Vice President, Public Affairs
+1 514 861-9481

www.bombardier.com

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on earnings (loss) before net interest of the manufacturing segments, income taxes and depreciation and amortization (EBITDA); earnings (loss) before net interest of the manufacturing segments and income taxes (EBIT); and earnings (loss) before income taxes (EBT), before special items, and free cash flow. These measures are directly derived from the Consolidated Financial Statements but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its Consolidated Financial Statements and MD&A analyze the Corporation's results based on these performance measures and that this presentation is consistent with industry practice. Special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that could potentially distort the analysis of trends.